Exhibit 7.1

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

RATIOS OF EARNINGS TO FIXED CHARGES

Millions of Mexican pesos (Except Ratios)

	2011	2010
IFRS:
Profit before income tax	P.21,936	P.23,501
Less:
Equity interest in net profit of affiliates	115	196
Plus:
Fixed charges:
Interest expense	4,942	5,732

Earnings under IFRS	P.26,763	P.29,037

RATIOS OF EARNINGS TO FIXED CHARGES:	5.4	5.1